SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 22, 2009

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

1.               Nokia stock exchange release dated January 22, 2009: Nokia Q4 2008 net sales EUR 12.7 billion, non-IFRS EPS EUR 0.26 (reported EPS EUR 0.15)

2.               Nokia stock exchange release dated January 22, 2009: Nokia Board of Directors convenes Annual General Meeting 2009

3.               Nokia stock exchange release dated January 22, 2009: Nokia Board of Directors approves Nokia Equity Program 2009 in line with the previous years’ practice

INTERIM REPORT

Nokia Corporation	January 22, 2009 at 13:00 (CET +1)

Nokia Q4 2008 net sales EUR 12.7 billion, non-IFRS EPS EUR 0.26 (reported EPS EUR 0.15)

Nokia 2008 net sales EUR 50.7 billion, non-IFRS EPS EUR 1.34 (reported EPS EUR 1.05)

Nokia Board of Directors will propose a dividend of EUR 0.40 per share for 2008 (EUR 0.53 per share for 2007)

	Non-IFRS fourth quarter 2008 results(1), (2)					Non-IFRS full year 2008 results(1), (2), (3)
EUR million	Q4/2008	Q4/2007	YoY Change	Q3/2008	QoQ Change	2008	2007	YoY Change
Net sales	12 665	15 738	-19.5%	12 239	3.5%	50 722	51 108	-0.8%
Devices & Services	8 141	11 141	-26.9%	8 605	-5.4%	35 099	37 705	-6.9%
NAVTEQ	206			157	31.2%	363
Nokia Siemens Networks	4 340	4 604	-5.7%	3 504	23.9%	15 319	13 443	14.0%

Operating profit	1 239	2 634	-53.0%	1 756	-29.4%	7 033	7 697	-8.6%
Devices & Services	983	2 541	-61.3%	1 602	-38.6%	6 373	7 588	-16.0%
NAVTEQ	53			29	82.8%	82
Nokia Siemens Networks	225	195	15.4%	177	27.1%	757	331	128.7%

Operating margin	9.8%	16.7%		14.3%		13.9%	15.1%
Devices & Services	12.1%	22.8%		18.6%		18.2%	20.1%
NAVTEQ	25.7%			18.5%		22.6%
Nokia Siemens Networks	5.2%	4.2%		5.1%		4.9%	2.5%

EPS, EUR Diluted	0.26	0.48	-45.8%	0.33	-21.2%	1.34	1.49	-10.1%

	Reported fourth quarter 2008 results(1)					Reported full year 2008 results(1),(3)
EUR million	Q4/2008	Q4/2007	YoY Change	Q3/2008	QoQ Change	2008	2007	YoY Change
Net sales	12 662	15 717	-19.4%	12 237	3.5%	50 710	51 058	-0.7%
Devices & Services	8 141	11 141	-26.9%	8 605	-5.4%	35 099	37 705	-6.9%
NAVTEQ	205			156	31.4%	361
Nokia Siemens Networks	4 338	4 583	-5.3%	3 503	23.8%	15 309	13 393	14.3%

Operating profit	492	2 492	-80.3%	1 469	-66.5%	4 966	7 985	-37.8%
Devices & Services	766	2 594	-70.5%	1 602	-52.2%	5 816	7 584	-23.3%
NAVTEQ	- 73			- 80	-8.8%	- 153
Nokia Siemens Networks	- 179	0		- 1		- 301	-1 308	-77.0%

Operating margin	3.9%	15.9%		12.0%		9.8%	15.6%
Devices & Services	9.4%	23.3%		18.6%		16.6%	20.1%
NAVTEQ	-35.6%			-51.3%		-42.4%
Nokia Siemens Networks	-4.1%	0.0%		0.0%		-2.0%	-9.8%

EPS, EUR Diluted	0.15	0.47	-68.1%	0.29	-48.3%	1.05	1.83	-42.6%

Note 1 relating to NAVTEQ: On July 10, 2008, Nokia completed the acquisition of NAVTEQ Corporation. NAVTEQ is a separate reportable segment of Nokia starting from the third quarter 2008. Accordingly, the results of NAVTEQ are not available for the prior periods.

Note 2 relating to non-IFRS results: Non-IFRS results exclude special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from i) the formation of Nokia Siemens Networks and ii) all business acquisitions completed after June 30, 2008. More specific information about the exclusions from the non-IFRS results may be found in this press release on pages 3 and 11-16 for the quarterly periods and pages 24 -29 for the full year 2008 and 2007.

Nokia believes that these non-IFRS financial measures provide meaningful supplemental information to both management and investors regarding Nokia’s performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

A reconciliation of the non-IFRS results to our reported results for Q4 2008 and Q4 2007 as well as for full year 2008 and 2007 can be found in the tables on pages 11-16 and 25-29 of this press release. A reconciliation of our Q3 2008 non-IFRS results can be found on pages 12-16 of our Q3 2008 Interim Report of October 16, 2008.

Note 3 relating to Nokia Siemens Networks:  The results of Nokia Group and Nokia Siemens Networks for the full year 2008 are not directly comparable to the results for the full year 2007, which include the results of Nokia’s former Networks business group for the first quarter 2007 and those of Nokia Siemens Networks from April 1, 2007 through December 31, 2007.

FOURTH QUARTER 2008 HIGHLIGHTS

•                  Nokia net sales of EUR 12.7 billion, down 19% year on year and up 3% sequentially (down 18% and up 1% at constant currency).

•                  Devices & Services net sales of EUR 8.1 billion, down 27% year on year and down 5% sequentially (down 25% and 8% at constant currency).

•                  Services and software net sales of EUR 158 million, up 37% sequentially.

•                  Estimated industry mobile device volumes of 305 million units, down 9% year on year and down 2% sequentially.

•                  Nokia mobile device volumes of 113.1 million units, down 15% year on year and down 4% sequentially.

•                  Nokia estimated mobile device market share of 37% in Q4 2008, down from 40% in Q4 2007 and down from 38% in Q3 2008. The full year 2008 estimated market share was 39%.

•                  Nokia mobile device ASP of EUR 71, down from EUR 72 in Q3 2008.

•                  Devices & Services gross margin of 33.8%, down from 36.5% in Q3 2008.

•                  NAVTEQ net sales of EUR 205 million, up 31% sequentially from EUR 156 million, and non-IFRS operating margin of 25.7% (18.5% in Q3 2008)

•                  Nokia Siemens Networks net sales of EUR 4.3 billion, down 5% year on year and up 24% sequentially (down 4% and up 23% at constant currency).

•                  Nokia Siemens Networks achieved substantially all of the EUR 2.0 billion of targeted annual cost synergies by the end of 2008.

•                  Operating cash flow was negative EUR 0.3 billion, including the one-time EUR 1.7 billion lump-sum cash payment made to Qualcomm as part of the previously announced license agreement. Excluding the Qualcomm payment, operating cash flow was EUR 1.4 billion.

•                  Total cash and other liquid assets of EUR 6.8 billion at the end of Q4 2008.

OLLI-PEKKA KALLASVUO, NOKIA CEO:

“In recent weeks, the macroeconomic environment has deteriorated rapidly, with even weaker consumer confidence, unprecedented currency volatility and credit tightness continuing to impact the mobile communications industry. We are taking action to reduce overall costs and to preserve our strong capital structure. This is clearly our top priority in the current economic environment. However, it is important for Nokia to continue investing at the proper pace in future growth. We believe Nokia has a tremendous opportunity to capture value as the Internet services market evolves and grows. Being a catalyst for change has been our heritage and it will be our future.”

INDUSTRY AND NOKIA OUTLOOK

•                  Nokia expects industry mobile device volumes in the first quarter 2009 to decline sequentially to a greater extent than the seasonal sequential decrease in the first quarter of the past few years.

•                  Nokia expects its mobile device market share in the first quarter 2009 to be at approximately the same level sequentially.

•                  While noting the extremely limited visibility, Nokia now expects 2009 industry mobile device volumes to decline approximately 10% from 2008 levels. Nokia expects the decline to be greater in the first half than in the second half of the year. This is an update to Nokia’s earlier estimate that 2009 industry mobile device volumes would decline 5% or more from 2008 levels.

•                  Nokia continues to target an increase in its market share in mobile devices in 2009.

•                  Nokia now targets its non-IFRS operating margin in Devices & Services to be more than 10% in the first half 2009 and to be in the teens for the second half 2009, rather than in the teens for the full year 2009 as previously targeted.

•                  Nokia targets its annualized non-IFRS operating expense run rate in Devices & Services to be lower than EUR 6 billion by the end of 2010. This would represent a reduction of more than EUR 700 million to the annualized run rate at the beginning of 2009. Nokia targets that a majority of the reduction will happen during 2009.

•                  Nokia and Nokia Siemens Networks continue to expect the mobile infrastructure and fixed infrastructure and related services market to decline 5% or more in Euro terms in 2009, from 2008 levels.

•                  Nokia and Nokia Siemens Networks continue to target for Nokia Siemens Networks market share to remain constant in 2009, compared to 2008.

Q4 2008 FINANCIAL HIGHLIGHTS

(Comparisons are given to the fourth quarter 2007 results, unless otherwise indicated.)

The non-IFRS results exclusions

Q4 2008 — EUR 747 million consisting of:

•                  EUR 286 million restructuring charge and other one-time items in Nokia Siemens Networks

•                  EUR 52 million restructuring charge in Devices & Services

•                  EUR 165 million representing the contribution of assets to Symbian Foundation

•                  EUR 5 million restructuring charge in NAVTEQ

•                  EUR 118 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks

•                  EUR 121 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

Q3 2008 — EUR 287 million consisting of:

•                  EUR 59 million restructuring charge and other one-time items in Nokia Siemens Networks

•                  EUR 119 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks

•                  EUR 109 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

Q4 2007 — EUR 142 million (net) consisting of:

•                  EUR 119 million restructuring charge and other one-time items in Nokia Siemens Networks

•                  EUR 53 million gain on sale of real estate in Nokia Siemens Networks

•                  EUR 53 million gain on a business transfer in Devices & Services

•                  EUR 129 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks

Non-IFRS results exclude special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from i) the formation of Nokia Siemens Networks and ii) all business acquisitions completed after June 30, 2008.

Nokia Group

Nokia’s fourth quarter 2008 net sales decreased 19% to EUR 12.7 billion, compared with EUR 15.7 billion in the fourth quarter 2007. At constant currency, group net sales would have decreased 18% year on year and increased 1% sequentially.

The following chart sets out the year on year and sequential growth rates in our net sales on a reported basis and at constant currency for the periods indicated.

NOKIA FOURTH QUARTER 2008 NET SALES

Reported & Constant Currency(1)

	Q4/2008 vs. Q4/2007 Change	Q4/2008 vs. Q3/2008 Change
Group net sales – reported	-19%	3%
Group net sales - constant currency(1)	-18%	1%

Devices & Services net sales – reported	-27%	-5%
Devices & Services net sales - constant currency(1)	-25%	-8%

Nokia Siemens Networks net sales – reported	-5%	24%
Nokia Siemens Networks net sales - constant currency(1)	-4%	23%

Note 1: Change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to the Euro, our reporting currency.

Nokia’s fourth quarter 2008 reported operating profit decreased 80% to EUR 492 million, compared with EUR 2.5 billion in the fourth quarter 2007. Nokia’s fourth quarter 2008 non-IFRS operating profit decreased 53% to EUR 1.2 billion, compared with EUR 2.6 billion in the fourth quarter 2007. Nokia’s fourth quarter 2008 reported operating margin was 3.9% (15.9%). Nokia’s fourth quarter 2008 non-IFRS operating margin was 9.8% (16.7%).

Operating cash flow for the fourth quarter 2008 was negative EUR 0.3 billion, including the one-time EUR 1.7 billion lump-sum cash payment made to Qualcomm as part of the previously announced license agreement. Excluding the Qualcomm payment, operating cash flow was EUR 1.4 billion. The operating cash flow for the fourth quarter 2007 was EUR 2.7 billion. Total cash and other liquid assets were EUR 6.8 billion at December 31, 2008, compared with EUR 11.8 billion at December 31, 2007. At December 31, 2008, Nokia’s net debt-equity ratio (gearing) was - 14%, compared with - 62% at December 31, 2007.

Devices & Services

In the fourth quarter 2008, the total mobile device volumes of our Devices & Services group were 113.1 million units, representing a decline of 15% year on year and a 4% sequential decrease. The overall industry mobile device volumes for the same period were 305 million units based on Nokia’s estimate, representing a 9% year on year decrease and a 2% sequential decrease.

Of the total industry mobile device volumes, converged mobile device industry volumes in the fourth quarter 2008 increased to 48.0 million units, based on Nokia’s estimate, compared with an estimated 40.1 million units in the fourth quarter 2007 and 44.2 million units in the third quarter 2008. Our own converged mobile device volumes were 15.1 million units in the fourth quarter 2008, compared with 18.8 million units in the fourth quarter 2007 and 15.5 million units in the third quarter 2008. We shipped approximately 8 million Nokia Nseries and over 3 million Nokia Eseries devices during the fourth quarter 2008.

The following chart sets out our mobile device volumes for the periods indicated, as well as the year on year and sequential growth rates, by geographic area.

NOKIA MOBILE DEVICE VOLUME BY GEOGRAPHIC AREA

(million units)	Q4/2008	Q4/2007	YoY Change	Q3/2008	QoQ Change
Europe	34.7	37.2	-6.7%	27.4	26.6%
Middle East & Africa	18.2	23.6	-22.9%	21.5	-15.3%
Greater China	12.9	20.2	-36.1%	19.8	-34.8%
Asia-Pacific	29.9	34.0	-12.1%	33.6	-11.0%
North America	4.1	5.1	-19.6%	4.5	-8.9%
Latin America	13.3	13.4	-0.7%	11.0	20.9%
Total	113.1	133.5	-15.3%	117.8	-4.0%

Based on our preliminary market estimate, Nokia’s mobile device market share for the fourth quarter 2008 was 37%, compared with 40% in the fourth quarter 2007 and 38% in the third quarter 2008. Our year on year market share decline was driven primarily by lower market share in Middle East & Africa, Greater China, North America and Asia-Pacific. This was partially offset by slightly higher market share in Europe and Latin America. Our sequential market share decline was driven primarily by lower market share in Greater China, Middle East & Africa, North America and Asia-Pacific. Our market share was sequentially up in Latin America and Europe. We believe that, due to extreme currency volatility, our market share in the fourth quarter 2008 in some geographic areas may have been affected by products being re-routed by the distribution channels for sale to consumers in other geographic areas, particularly in Europe and Middle East & Africa.

Our mobile device average selling price (ASP) in the fourth quarter 2008 was EUR 71, down from EUR 83 in the fourth quarter 2007 and down from EUR 72 in the third quarter 2008. The lower year on year ASP was primarily due to a higher proportion of sales of lower priced products. Our ASP was little changed on a sequential basis due primarily to a similar product mix in the third and fourth quarters 2008. Starting from the first quarter 2008, our ASP excludes net sales from our services and software business. Prior periods have been reclassified for comparison purposes.

Fourth quarter 2008 Devices & Services net sales declined 27% to EUR 8.1 billion, compared with EUR 11.1 billion in the fourth quarter 2007. At constant currency, Devices & Services net sales would have decreased 25%. The net sales decline resulted primarily from lower volumes in all regions, combined with an ASP decline, driven by weaker demand, a higher proportion of sales of lower priced products and general price pressure compared to the fourth quarter 2007. Of our total Devices & Services net sales, services and software contributed EUR 158 million in the fourth quarter 2008 and were up 37% sequentially.

Net sales grew in Devices & Services year on year in Latin America. Net sales were down year on year in Middle East & Africa, North America, Asia-Pacific, Greater China and Europe.

Devices & Services reported gross profit and non-IFRS gross profit decreased 37% to EUR 2.8 billion, compared with EUR 4.3 billion in the fourth quarter 2007, with a reported gross margin and non-IFRS gross margin of 33.8% (38.9%). The year on year gross margin decrease was primarily due to a higher proportion of sales of lower end, lower margin devices, and a lower proportion of new high-end, higher margin devices during the fourth quarter 2008.

Devices & Services reported operating profit decreased 70% to EUR 766 million, compared with EUR 2.6 billion in the fourth quarter 2007, with a reported operating margin of 9.4% (23.3%). Devices & Services non-IFRS operating profit decreased 61% to EUR 983 million, compared with EUR 2.5 billion in the fourth quarter 2007, with a non-IFRS operating margin of 12.1% (22.8%). The 61% year on year decrease in non-IFRS operating profit for the fourth quarter 2008 was driven primarily by lower net sales compared to the fourth quarter 2007.

NAVTEQ

(Comparisons are given to the third quarter 2008)

Fourth quarter 2008 NAVTEQ reported net sales increased 31% sequentially to EUR 205 million, compared with EUR 156 million in the third quarter 2008. NAVTEQ reported gross profit was EUR 180 million (EUR 138 million), with a gross margin of 87.8% (88.5%). Non-IFRS gross profit was EUR 181 million (EUR 139 million), with a non-IFRS gross margin of 87.9% (88.5%). NAVTEQ had a reported operating loss of EUR 73 million (EUR 80 million loss). The reported operating margin was -35.6%(-51.3%). NAVTEQ non-IFRS operating profit was EUR 53 million (EUR 29 million), with a non-IFRS operating margin of 25.7% (18.5%).

Nokia Siemens Networks

Fourth quarter 2008 net sales decreased 5% to EUR 4.3 billion, compared with EUR 4.6 billion in the fourth quarter 2007. At constant currency, Nokia Siemens Networks net sales would have decreased 4%.

The following chart sets out Nokia Siemens Networks net sales for the periods indicated, as well as the year on year and sequential growth rates, by geographic area.

NOKIA SIEMENS NETWORKS NET SALES BY GEOGRAPHIC AREA

EUR million	Q4/2008	Q4/2007	YoY Change	Q3/2008	QoQ Change
Europe	1 636	2 045	-20.0%	1 358	20.5%
Middle East & Africa	615	541	13.7%	424	45.0%
Greater China	409	492	-16.9%	288	42.0%
Asia-Pacific	967	838	15.4%	894	8.2%
North America	198	243	-18.5%	150	32.0%
Latin America	513	424	21.0%	389	31.9%
Total	4 338	4 583	-5.3%	3 503	23.8%

Nokia Siemens Networks reported gross profit decreased 17% to EUR 1.1 billion, compared with EUR 1.4 billion in the fourth quarter 2007, with a gross margin of 26.1% (29.7%). Nokia Siemens Networks non-IFRS gross profit decreased 6% to EUR 1.3 billion, compared with EUR 1.4 billion in the fourth quarter 2007, with a non-IFRS gross margin of 30.4% (30.4%). The lower year on year non-IFRS gross profit in the fourth quarter 2008 was due primarily to lower year on year net sales.

Nokia Siemens Networks had a fourth quarter 2008 reported operating loss of EUR 179 million compared with a reported break-even operating result in the fourth quarter 2007, with a reported operating margin of -4.1% (0%). Nokia Siemens Networks non-IFRS operating profit increased 15% to EUR 225 million in the fourth quarter 2008, compared with EUR 195 million in the fourth quarter 2007, with a non-IFRS operating margin of 5.2% (4.2%). The year on year improvement in Nokia Siemens Networks non-IFRS operating profit primarily reflected lower operating expenses.

Q4 2008 OPERATING HIGHLIGHTS

Nokia

•                  Nokia announced a reorganization of its sales, marketing, research and other activities, impacting an estimated 850 employees globally. The reorganization includes a headcount reduction at Nokia Research Center and the closure of Nokia’s offices in Turku, Finland.

•                  Nokia announced that it is discontinuing mobile device sales and marketing activities in Japan. Vertu, Nokia’s line of luxury mobile devices, and Nokia’s global R&D and sourcing operations in Japan continue unaffected.

•                  Nokia announced the renewal of a multi-year patent license agreement with Research In Motion (RIM), covering the worldwide use of standards essential patents for GSM, WCDMA and CDMA2000 technologies. The financial terms of the agreement consist of an up-front payment and on-going royalties payable to Nokia.

Devices

•                  Further strengthening its Nokia Nseries range of mobile devices, Nokia announced the Nokia N97, a mobile computer featuring a 3.5” touch display with a full QWERTY keyboard, a 5 megapixel camera, integrated A-GPS sensors and an electronic compass, and 32 GB of on-board memory.

•                  Nokia announced and started shipments of the Nokia 5800 XpressMusic, a mobile device optimized for music and featuring a 3.2 inch touch screen display with tactile feedback, a 3.2 megapixel camera and A-GPS functionality.

•                  Nokia announced and started shipments of the Nokia E63, with a full QWERTY keyboard, a variety of multimedia features and offered at a price intended to make the Eseries range accessible to a wider audience.

•                  Nokia announced the strengthening of its portfolio of entry-level mobile devices with several new models, including the Nokia 1202, developed especially for people living in rural areas. With an estimated retail price of EUR 25, the Nokia 1202 is Nokia’s lowest cost mobile device to date.

•                  Nokia completed its acquisition of Symbian Limited, the company that develops and licenses Symbian OS, the market-leading operating system for mobile devices. The acquisition is an important step by Nokia and industry partners to develop Symbian OS into an open and unified mobile software platform, which will be licensed royalty-free and eventually move towards ‘open source’.

•                  Nokia and IBM announced IBM Lotus Notes support for selected Nokia S60-based mobile devices, meaning that millions of Lotus Notes users are now able to access their email with their Nokia devices.

Services & Software

•                  Nokia announced an agreement to sell its security appliance business to Check Point Software Technologies, a disposal in line with Nokia’s renewed business mobility strategy to cease developing and marketing its own behind-the-firewall business mobility solutions.

•                  Nokia completed its acquisition of OZ Communications Inc., a purchase intended to strengthen its position in consumer mobile messaging.

•                  In the United Kingdom, Nokia launched Comes With Music, an ‘all-you-can-eat’ music offer where, following the purchase of a Nokia Comes With Music-edition device, users can download freely from a catalogue of millions of tracks for a pre-defined period of time – typically one year or longer – and keep the music once that period is up. Nokia launched the service with the support of all the major music labels - Universal Music Group International, Warner Music Group, Sony BMG Music Entertainment and EMI Group – numerous independent labels as well as music publishing rights.

•                  Nokia launched Nokia Music Store in Italy and the United Arab Emirates, bringing the cumulative total of digital music stores to 12 across three continents.

•                  Nokia launched Maps on Ovi, a tool enabling people to plan their journey at home on their PC and synchronize the data with their mobile.

•                  Nokia launched the beta trial of Mail on Ovi, a free email service enabling users of selected Nokia devices to obtain an ovi.com-suffixed email account without the need for a separate PC.

•                  Nokia announced the launch of Nokia Messaging, a service which gives millions of consumers access to email and instant messaging accounts from Yahoo! Mail® and Yahoo! Messenger®, Windows Live Hotmail, Gmail and Google Talk, and AOL Mail, as well as email solutions from thousands of ISPs around the world on the majority of Nokia devices. Nokia Messaging is launching commercially in selected markets during the first quarter 2009.

•                  Nokia announced Nokia Life Tools, a range of agricultural information and education services being developed for non-urban consumers in emerging markets.

•                  Seven new titles were made commercially available on the N-Gage mobile games service.

NAVTEQ

•                  NAVTEQ announced an agreement to acquire T-Traffic Systems GmbH, a leading provider of traffic services in Germany. The acquisition was completed in January 2009.

•                  NAVTEQ expanded its portfolio of dynamic content - or real-time data - to include flight status and fuel prices, leveraging leading dynamic distribution capabilities from traffic and camera alerts.

•                  NAVTEQ Traffic was launched in Microsoft Windows Live FrameIt.

•                  NAVTEQ announced an industry strategy for map-enhanced ADAS (advanced driver assistance systems) using the Map-Enhanced Positioning Engine (MPE).

•                  NAVTEQ launched an enhanced Traffic Patterns product in North America.

Nokia Siemens Networks

•                  Nokia Siemens Networks secured 3G contracts with three major operators in Canada – Telus, Bell Canada, and Videotron – signaling the company’s breakthrough into a wireless market long dominated by incumbent suppliers.

•                  Nokia Siemens Networks became the first infrastructure vendor to ship Long Term Evolution (LTE) compatible base stations. The Flexi Multimode Base Station hardware requires only a software upgrade for full LTE capability. Nokia Siemens Networks also recorded another world first with a demonstration of LTE-Advanced technology.

•                  Nokia Siemens Networks strengthened its leading position in packet core with a deal with NTT DoCoMo for LTE Evolved Packet Core (EPC), in partnership with Fujitsu.

•                  In December, Nokia Siemens Networks announced it had been selected for a major managed services deal with Tata Teleservices Limited, which involves network planning, project management, network roll-out and systems integration activities across the Indian operator’s new national GSM network as well as the provision of radio access and soft-switching equipment.

•                  Research house Ovum named Nokia Siemens Networks the market leader in the WDM (Wavelength Division Multiplexing) deployment of 40 Gigabit per second optical transmission technology, during a quarter in which the company began a significant roll-out with a major customer.

•                  Nokia Siemens Networks expanded its relationship with Blyk, the free mobile network for 16-24 year olds funded by advertising, with turnkey services contracts to host the operator’s core network as it expands into the Netherlands and Belgium.

For more information on the operating highlights mentioned above, please refer to related press announcements at the following links: http://www.nokia.com/press, http://www.navteq.com/about/press.html, http://www.nokiasiemensnetworks.com/press

NOKIA IN THE FOURTH QUARTER 2008

(The following discussion is of Nokia’s reported results. Comparisons are given to the fourth quarter 2007 results, unless otherwise indicated.)

As of January 1, 2008, our three mobile device business groups, Mobile Phones, Multimedia and Enterprise Solutions, and the supporting horizontal groups were replaced by an integrated business segment, Devices & Services. Prior period results for Nokia and its reportable segments have been regrouped for comparability purposes according to the new reportable segments (on an unaudited basis). Devices & Services has three business units, Devices, Services and Markets, supported by a Corporate Development Office. Link to regrouped 2007 financials: http://investors.nokia.com.

On July 10, 2008, Nokia completed the acquisition of NAVTEQ Corporation. NAVTEQ is a separate reportable segment of Nokia starting from the third quarter 2008. Accordingly, the results of NAVTEQ are not available for the prior periods.

Nokia’s net sales decreased 19% to EUR 12 662 million (EUR 15 717 million). Net sales of Devices & Services decreased 27% to EUR 8 141 million (EUR 11 141 million). Net sales of NAVTEQ were EUR 205 million. Net sales of Nokia Siemens Networks decreased 5% to EUR 4 338 million (EUR 4 583 million).

Operating profit decreased 80% to EUR 492 million (EUR 2 492 million), representing an operating margin of 3.9% (15.9%). Operating profit in Devices & Services decreased 70% to EUR 766 million (EUR 2 594 million), representing an operating margin of 9.4% (23.3%). Operating loss in NAVTEQ was EUR 73 million, representing an operating margin of -35.6%. Operating loss in Nokia Siemens Networks was EUR 179 million (EUR 0 million), representing an operating margin of -4.1% (0%). Group Common Functions reported expense totaled EUR 22 million (EUR 102 million).

In the period from October to December 2008, net financial expense was EUR 16 million (net financial income EUR 64 million). Profit before tax and minority interests was EUR 476 million (EUR 2 573 million). In Q4 2008, Nokia taxes benefitted from Nokia obtaining a favorable high tech qualification assessment in China. This change as well as certain tax benefits from prior years resulted in a lower tax rate in Q4 2008. Net profit totaled EUR 576 million (EUR 1 835 million). Earnings per share decreased to EUR 0.16 (basic) and to EUR 0.15 (diluted), compared with EUR 0.48 (basic) and EUR 0.47 (diluted) in the fourth quarter of 2007.

CONSOLIDATED PROFIT AND LOSS ACCOUNT, EUR million

(unaudited)

	Reported	Reported	Non-IFRS	Non-IFRS
	10-12/2008	10-12/2007	10-12/2008	10-12/2007

Net sales	12 662	15 717	12 665	15 738
Cost of sales	-8 599	-10 017	-8 415	-9 998

Gross profit	4 063	5 700	4 250	5 740
Research and development expenses	-1 731	-1 620	-1 400	-1 524
Selling and marketing expenses	-1 287	-1 296	-1 185	-1 203
Administrative and general expenses	-345	-356	-284	-333
Other income	154	139	154	33
Other expenses	-362	-75	-296	-79

Operating profit	492	2 492	1 239	2 634
Share of results of associated companies	—	17	—	17
Financial income and expenses	-16	64	-16	64

Profit before tax	476	2 573	1 223	2 715
Tax	75	-777	-142	-830

Profit before minority interests	551	1 796	1 081	1 885
Minority interests	25	39	-123	-26

Profit attributable to equity holders of the parent	576	1 835	958	1 859

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.16	0.48	0.26	0.49
Diluted	0.15	0.47	0.26	0.48

Average number of shares (1 000 shares)
Basic	3 697 553	3 820 876	3 697 553	3 820 876
Diluted	3 724 043	3 885 693	3 724 043	3 885 693

Depreciation and amortization, total	446	280	207	151

Share-based compensation expense, total	-60	67	-60	67

DEVICES & SERVICES, EUR million

(unaudited)

	Reported 10-12/2008	Special items & PPA 10-12/2008	Non- IFRS 10-12/2008	Reported 10-12/2007	Special items & PPA 10-12/2007	Non-IFRS 10-12/2007

Net sales	8 141	—	8 141	11 141	—	11 141
Cost of sales	-5 390	—	-5 390	-6 808	—	-6 808

Gross profit	2 751	—	2 751	4 333	—	4 333
% of net sales	33.8		33.8	38.9		38.9

Research and development expenses (1)	-901	153	-748	-823	—	-823
% of net sales	11.1		9.2	7.4		7.4

Selling and marketing expenses (2)	-837	12	-825	-883	—	-883
% of net sales	10.3		10.1	7.9		7.9

Administrative and general expenses	-94	—	-94	-86	—	-86
% of net sales	1.2		1.2	0.8		0.8

Other income and expenses (3)	-153	52	-101	53	-53	0

Operating profit	766	217	983	2 594	-53	2 541
% of net sales	9.4		12.1	23.3		22.8

(1) EUR 153 million in Q4/08 representing the contribution of assets to Symbian Foundation.

(2) EUR 12 million in Q4/08 representing the contribution of assets to Symbian Foundation.

(3) Restructuring charges of EUR 52 million in Q4/08. Gain on business transfer EUR 53 million in Q4/07.

NAVTEQ, EUR million

(unaudited)

	Reported 10-12/2008	Special items & PPA 10-12/2008	Non- IFRS 10-12/2008

Net sales	205	1	206
Cost of sales (1)	-25		-25

Gross profit	180	1	181
% of net sales	87.8		87.9

Research and development expenses (2)	-174	90	-84
% of net sales	84.9		40.8

Selling and marketing expenses (3)	-59	30	-29
% of net sales	28.8		14.1

Administrative and general expenses	-17		-17
% of net sales	8.3		8.3

Other income and expenses (4)	-3	5	2

Operating profit	-73	126	53
% of net sales	-35.6		25.7

(1) Deferred revenue related to acquisitions of EUR 1 million in Q4/08.

(2) Amortization of acquired intangibles of EUR 90 million in Q4/08.

(3) Amortization of acquired intangibles of EUR 30 million in Q4/08.

(4) Restructuring charges of EUR 5 million in Q4/08.

NOKIA SIEMENS NETWORKS, EUR million

(unaudited)

	Reported 10-12/2008	Special items & PPA 10-12/2008	Non- IFRS 10-12/2008	Reported 10-12/2007	Special items & PPA 10-12/2007	Non-IFRS 10-12/2007

Net sales (1)	4 338	2	4 340	4 583	21	4 604
Cost of sales (2)	-3 206	184	-3 022	-3 222	19	-3 203

Gross profit	1 132	186	1 318	1 361	40	1 401
% of net sales	26.1		30.4	29.7		30.4

Research and development expenses (3)	-654	88	-566	-790	96	-694
% of net sales	15.1		13.0	17.2		15.1

Selling and marketing expenses (4)	-390	60	-330	-412	93	-319
% of net sales	9.0		7.6	9.0		6.9

Administrative and general expenses (5)	-206	61	-145	-196	23	-173
% of net sales	4.7		3.3	4.3		3.8

Other income and expenses (6)	-61	9	-52	37	-57	-20

Operating profit	-179	404	225	0	195	195
% of net sales	-4.1		5.2	0.0		4.2

(1) Deferred revenue related to acquisitions of EUR 2 million in Q4/08. Deferred revenue related to acquisitions of EUR 13 million and EUR 8 million related to restructuring in Q4/07.

(2) Restructuring charges of EUR 184 million in Q4/08 and of EUR 19 million in Q4/07.

(3) Restructuring charges of EUR 43 million and amortization of acquired intangibles of EUR 45 million in Q4/08. Restructuring charges of EUR 48 million and amortization of acquired intangibles of EUR 48 million in Q4/07.

(4) Reversal of restructuring charges of EUR 11 million and amortization of acquired intangibles of EUR 71 million in Q4/08. Restructuring charges of EUR 21 million and amortization of acquired intangibles of EUR 72 million in Q4/07.

(5) Restructuring charges of EUR 61 million in Q4/08 and EUR 23 million in Q4/07.

(6) Restructuring charges of EUR 9 million in Q4/08. Gain on sale of real estate EUR 53 million and PPA related other income EUR 4 million in Q4/07.

GROUP COMMON FUNCTIONS, EUR million

(unaudited)

	Reported 10-12/2008	Special items & PPA 10-12/2008	Non- IFRS 10-12/2008	Reported 10-12/2007	Special items & PPA 10-12/2007	Non-IFRS 10-12/2007

Net sales	—	—	—	—	—	—
Cost of sales	—	—	—	—	—	—

Gross profit	—	—	—	—	—	—

Research and development expenses	-2	—	-2	-4	—	-4

Selling and marketing expenses	-1	—	-1	-1	—	-1

Administrative and general expenses	-28	—	-28	-71	—	-71

Other income and expenses	9	—	9	-26		-26

Operating profit	-22	—	-22	-102	0	-102

CONSOLIDATED PROFIT AND LOSS ACCOUNT, EUR million

(unaudited)

NOKIA GROUP

	Reported 10-12/2008	Special items & PPA 10- 12/2008	Non-IFRS 10-12/2008	Reported 10-12/2007	Special items & PPA 10- 12/2007	Non-IFRS 10- 12/2007

Net sales (1)	12 662	3	12 665	15 717	21	15 738
Cost of sales (2)	-8 599	184	-8 415	-10 023	19	-10 004

Gross profit	4 063	187	4 250	5 694	40	5 734
% of net sales	32.1		33.6	36.2		36.4

Research and development expenses (3)	-1 731	331	-1 400	-1 617	96	-1 521
% of net sales	13.7		11.1	10.3		9.7

Selling and marketing expenses (4)	-1 287	102	-1 185	-1 296	93	-1 203
% of net sales	10.2		9.4	8.2		7.6

Administrative and general expenses (5)	-345	61	-284	-353	23	-330
% of net sales	2.7		2.2	2.2		2.1

Other income and expenses (6)	-208	66	-142	64	-110	-46

Operating profit	492	747	1 239	2 492	142	2 634
% of net sales	3.9		9.8	15.9		16.7

Share of results of associated companies	—		—	17		17
Financial income and expenses	-16		-16	64		64

Profit before tax	476	747	1 223	2 573	142	2 715
Tax	75	-217	-142	-777	-53	-830

Profit before minority interests	551	530	1 081	1 796	89	1 885
Minority interests	25	-148	-123	39	-65	-26

Profit attributable to equity holders of the parent	576	382	958	1 835	24	1 859

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.16		0.26	0.48		0.49
Diluted	0.15		0.26	0.47		0.48

Average number of shares (1 000 shares)
Basic	3 697 553		3 697 553	3 820 876		3 820 876
Diluted	3 724 043		3 724 043	3 885 693		3 885 693

Depreciation and amortization, total	446	-236	210	280	-116	164

Share-based compensation expense, total	-60	—	-60	67	—	67

(1) Deferred revenue related to acquisitions of EUR 3 million in Q4/08. Deferred revenue related to acquisitions of EUR 13 million and EUR 8 million related to restructuring in Q4/07.

(2) Restructuring charges of EUR 184 million in Q4/08 and restructuring charges of EUR 19 million in Q4/07.

(3) EUR 153 million representing the contribution of assets to Symbian Foundation and amortization of acquired intangibles of EUR 135 million in Q4/08. Restructuring charges of EUR 48 million and amortization of acquired intangibles of EUR 48 million in Q4/07.

(4) Reversal of restructuring charges of EUR 11 million, EUR 12 million representing the contribution of assets to Symbian Foundation and amortization of acquired intangibles of EUR 101 million in Q4/08. Restructuring charges of EUR 21 million and amortization of acquired intangibles of EUR 72 million in Q4/07.

(5) Restructuring charges of EUR 61 million in Q4/08 and EUR 23 million in Q4/07.

(6) Restructuring charges of EUR 66 million in Q4/08. Gain on sale of real estate of EUR 53 million, gain on business transfer EUR 53 million and PPA related other income EUR 4 million in Q4/07.

NOKIA NET SALES BY GEOGRAPHIC AREA, EUR million

(10-12/2008, 10-12/2007 and 1-12/2008 unaudited, 1-12/2007 audited)

Reported	10- 12/2008	Y-o-Y change, %	10-12/2007	1-12/2008	Y-o-Y change, %	1-12/2007

Europe	5 347	-19.7	6 656	18 842	-5.9	20 030
Middle-East & Africa	1 584	-29.1	2 235	7 265	0.7	7 211
Greater China	1 374	-20.2	1 721	6 420	0.3	6 398
Asia-Pacific	2 444	-22.9	3 168	11 344	0.4	11 295
North America	571	-17.6	693	2 068	-9.2	2 278
Latin America	1 342	7.9	1 244	4 771	24.1	3 846

Total	12 662	-19.4	15 717	50 710	0.7	51 058

NOKIA PERSONNEL BY GEOGRAPHIC AREA

	31.12.08	Y-o-Y change, %	31.12.07

Europe	64 339	10.8	58 090
Middle-East & Africa	5 238	16.2	4 509
Greater China	14 879	12.1	13 272
Asia-Pacific	22 002	21.4	18 117
North America	8 862	52.3	5 817
Latin America	13 125	5.4	12 457

Total	128 445	14.4	112 262

NOKIA IN JANUARY – DECEMBER 2008

(The following discussion is of Nokia’s reported results. Comparisons are given to 2007 results, unless otherwise indicated.)

As of January 1, 2008, our three mobile device business groups, Mobile Phones, Multimedia and Enterprise Solutions, and the supporting horizontal groups were replaced by an integrated business segment, Devices & Services. Prior period results for Nokia and its reportable segments have been regrouped for comparability purposes according to the new reportable segments (on an unaudited basis). Devices & Services has three business units, Devices, Services and Markets, supported by a Corporate Development Office. Link to regrouped 2007 financials: http://investors.nokia.com.

As of April 1, 2007, Nokia results include those of Nokia Siemens Networks on a fully consolidated basis. Nokia Siemens Networks, a company jointly owned by Nokia and Siemens, is comprised of the former Nokia Networks and Siemens’ carrier-related operations for fixed and mobile networks. Accordingly, the results of Nokia Group and Nokia Siemens Networks for the full year 2008 are not directly comparable to the results for the full year 2007. Nokia’s first quarter 2007 included the former Nokia Networks business group only.

On July 10, 2008, Nokia completed the acquisition of NAVTEQ Corporation. NAVTEQ is a separate reportable segment of Nokia starting from the third quarter 2008. Accordingly, the results of NAVTEQ are not available for the prior periods.

Nokia Group

For 2008, Nokia’s net sales decreased 1% to EUR 50.7 billion (EUR 51.1 billion in 2007). Net sales of Devices & Services for 2008 decreased 7% to EUR 35.1 billion (EUR 37.7 billion). Net sales of Nokia Siemens Networks increased 14% to EUR 15.3 billion (EUR 13.4 billion). Net sales of NAVTEQ for the six months ended December 31, 2008 were EUR 361 million.

In 2008, Europe accounted for 37% (39%) of Nokia’s net sales, Asia-Pacific 22% (22%), Greater China 13% (12%), North America 4% (5%), Latin America 10% (8%), and Middle East & Africa 14% (14%). The 10 markets in which Nokia generated the greatest net sales in 2008 were, in descending order of magnitude, China, India, the UK, Germany, Russia, Indonesia, the US, Brazil, Italy and Spain, together representing approximately 50% of total net sales in 2008. In comparison, the 10 markets in which Nokia generated the greatest net sales in 2007 were China, India, Germany, the UK, the US, Russia, Spain, Italy, Indonesia and Brazil, together representing approximately 50% of total net sales in 2007.

Nokia’s gross margin in 2008 was 34.3%, compared to 33.8% in 2007. Nokia’s 2008 operating profit decreased 38% to EUR 5.0 billion, compared with EUR 8.0 billion in 2007. Nokia’s 2008 operating margin was 9.8% (15.6%). Nokia’s operating profit in 2008 included purchase price accounting items and other special items of net negative EUR 1.9 billion (net positive EUR 288 million). Devices & Services operating profit decreased 23% to EUR 5.8 billion, compared with EUR 7.6 billion in 2007, with a reported operating margin of 16.6% (20.1%). Devices & Services operating profit in 2008 included special items of negative EUR 557 million (net negative EUR 4 million). NAVTEQ’s operating loss for the six months ended on December 31, 2008 was EUR 153 million, representing an operating margin of -42.4%. NAVTEQ’s operating loss included purchase price accounting items and other special items of negative EUR 235 million. Nokia Siemens Networks had an operating loss of EUR 301 million, compared with a EUR 1.3 billion operating loss in 2007, representing an operating margin of -2.0% (-9.8%).  Nokia Siemens Networks operating loss in 2008 included purchase price accounting items and other special items of net negative EUR 1.1 billion (net negative EUR 1.6 billion).

The global economic slowdown, combined with unprecedented currency volatility, resulted in a sharp pull back in global consumer spending in the second half of 2008, particularly in the fourth quarter. The more limited availability of credit also reduced the purchasing ability of some trade customers. In 2008, Nokia’s net sales and profitability, in particular in Devices & Services, were negatively impacted by these factors.

Reported research and development expenses were EUR 6.0 billion in 2008, up 6% from EUR 5.6 billion in 2007. Research and development costs represented 11.8% of Nokia net sales in 2008, up from 11.0% in 2007. Research and development expenses included purchase price accounting items and other special items of EUR 550 million in 2008 (EUR 575 million in 2007). At December 31, 2008, Nokia employed 39 350 people in research and development, representing approximately 31% of the group’s total workforce, and had a strong research and development presence in 16 countries.

In 2008, Nokia’s selling and marketing expenses were EUR 4.4 billion, compared with EUR 4.4 billion in 2007. Selling and marketing expenses for Nokia represented 8.6% of its net sales in 2008 (8.6%). Selling and marketing expenses included purchase price accounting items and other special items of EUR 341 million in 2008 (EUR 363 million).

Administrative and general expenses were EUR 1.3 billion in 2008, compared to EUR 1.2 billion in 2007. Administrative and general expenses were equal to 2.5% of net sales in 2008 (2.3%). Administrative and general expenses included special items of EUR 163 million in 2008 (EUR 146 million).

Group Common Functions expenses totaled EUR 396 million in 2008, compared with an operating profit of EUR 1 709 million in 2007. Expenses in 2008 included a EUR 217 million loss due to transfer of Finnish pension liabilities.

Net financial expense was EUR 2 million in 2008 (income of EUR 239 million).

Profit before tax and minority interests was EUR 5.0 billion (EUR 8.3 billion). Net profit totaled EUR 4.0 billion (EUR 7.2 billion). Earnings per share decreased to EUR 1.07 (basic) and EUR 1.05 (diluted), compared to EUR 1.85 (basic) and EUR 1.83 (diluted) in 2007.

Operating cash flow for the year ended December 31, 2008 was EUR 3.2 billion (EUR 7.9 billion) and total combined cash and other liquid assets were EUR 6.8 billion (EUR 11.8 billion). As of December 31, 2008, our net debt-to-equity ratio (gearing) was - 14% (-61% as of December 31, 2007). In 2008, capital expenditure amounted to EUR 889 million (EUR 715 million).

Devices & Services

In 2008, the total mobile device volume of our Devices & Services group reached 468 million units, representing an increase of 7% year on year. Strong year on year volume growth in the first half 2008 was significantly offset by slowing growth in the third quarter 2008 and declining volumes in the fourth quarter 2008. The overall industry mobile device volumes for 2008 reached 1.21 billion units, based on Nokia’s preliminary market estimate, representing an increase of 6% year on year. Based on our preliminary market estimate, Nokia’s market share grew to 39 % in 2008, compared to 38% in 2007.

Of the total industry mobile device volumes, converged mobile device industry volumes in 2008 increased to 161 million units, based on Nokia’s estimate, compared with an estimated 117 million units in 2007. Our own converged mobile device volumes were 60.6 million units in 2008, compared with 60.5 million units in 2007. Nokia shipped over 36 million Nokia Nseries and approximately 10 million Nokia Eseries devices in 2008.

The following chart sets out our mobile device volumes for the periods indicated, as well as the year on year growth rates, by geographic area.

NOKIA MOBILE DEVICE VOLUME BY GEOGRAPHIC AREA
(million units)	2008	2007	YoY Change
Europe	114.9	117.2	-2.0%
Middle East & Africa	81.0	75.6	7.1%
Greater China	71.3	70.7	0.8%
Asia-Pacific	134.0	112.9	18.7%
North America	15.7	19.4	-19.1%
Latin America	51.5	41.3	24.7%
Total	468.4	437.1	7.2%

During 2008, Nokia gained device market share in Latin America and Asia-Pacific. Our device market share decreased in Middle East & Africa, North America, Greater China and Europe.

In Latin America, Nokia’s 2008 market share was up significantly driven by strong share gains in markets such as Colombia, Mexico and Brazil as Nokia continued to benefit from its brand and broad product portfolio. Nokia’s significant market share gains in Asia-Pacific were primarily driven by our strong position in the fastest growing markets, such as India and Indonesia.

In Middle East & Africa, Nokia’s market share declined in 2008 as a result of market share losses in several markets, including South Africa, Nigeria and Iran. Our market share declined in North America in 2008 primarily due to a market share decline in the US.

In Greater China, Nokia continued to benefit from its brand, broad product portfolio and extensive distribution system during 2008, but our market share fell partly due to price competition. In Europe, our market share was slightly down. Nokia’s share increased in, for example, Italy, Russia and Poland, but was more than offset by market share declines in Germany, Spain, France, Turkey and some other countries.

Nokia’s device ASP in 2008 was EUR 74, a decline of 14% from EUR 86 in 2007. Industry ASPs also declined in 2008. Nokia’s lower ASP in 2008 compared to 2007 was primarily the result of a higher proportion of lower-priced entry level device sales where industry growth was strong.

Devices & Services net sales 2008 declined 7% to EUR 35.1 billion, compared with EUR 37.7 billion in 2007. At constant currency, Devices & Services net sales would have decreased 2%. Volume growth was more than offset by an ASP decline. Of our total Devices & Services net sales, services and software contributed EUR 476 million in 2008.

Net sales grew in Devices & Services year on year in Latin America. Net sales were down year on year in North America, Europe, Middle East & Africa, Asia-Pacific and Greater China.

Devices & Services gross profit decreased 7% to EUR 12.7 billion, compared with EUR 13.7 billion in 2007, with a gross margin of 36.3% (36.5%).

Devices & Services operating profit decreased 23% to EUR 5.8 billion, compared with EUR 7.6 billion in 2007. Devices & Services operating margin in 2008 was 16.6%, compared with 20.1% in 2007. The year on year decrease in operating profit in 2008 was driven primarily by lower net sales and higher operating expenses compared to 2007.

NAVTEQ

Net sales of NAVTEQ for the six months ended on December 31, 2008 were EUR 361 million. For the six months ended on December 31, 2008, Europe accounted for 44% of NAVTEQ’s net sales, North America 43%, Middle East & Africa 8%, Asia-Pacific 2%, Latin America 2% and Greater China 1%.

NAVTEQ operating loss for the six months ended on December 31, 2008 was EUR 153 million. NAVTEQ operating margin was of -42.4%.

Nokia Siemens Networks

Net sales of Nokia Siemens Networks increased 14% to EUR 15.3 billion in 2008, compared with EUR 13.4 billion in 2007. At constant currency, net sales of Nokia Siemens Networks would have increased 20%. Europe accounted for 37% of Nokia Siemens Network’s net sales, Asia-Pacific 25%, Middle East & Africa 13%, Latin America 11%, Greater China 9% and North America 5%. The results for Nokia Siemens Networks for 2008 are not directly comparable to the results for 2007, which include the results of Nokia’s former Networks business group for the first quarter 2007 and those of Nokia Siemens Networks from April 1, 2007 through December 31, 2007.

Nokia Siemens Networks had an operating loss of EUR 301 million, compared with operating loss of EUR 1.3 billion in 2007. Operating margin of Nokia Siemens Networks in 2008 was -2.0% compared with -9.8% in 2007. The decrease in operating loss in 2008 resulted primarily from higher net sales and lower operating expenses and restructuring costs.

2008 OPERATING HIGHLIGHTS

Nokia

•                  Nokia began operating under its new organizational structure, with its three former mobile device business groups—Mobile Phones, Multimedia and Enterprise Solutions—and the supporting horizontal groups forming one integrated business group, Devices & Services. The new organizational structure is designed to align Nokia with the opportunities Nokia sees for future growth in devices and services and increase efficient ways of working across the company. Devices & Services has three business units: Devices; Services; and Markets. The three units receive operational support from our Corporate Development Office, which is also responsible for exploring corporate strategic and future growth opportunities.

•                  Nokia announced and completed the closure of its mobile devices production facility in Bochum, Germany, began production of mobile devices at its new facility in Cluj, Romania, and made investments to upgrade its mobile device production facilities in Chennai, India and Manaus, Brazil.

•                  Nokia and Qualcomm announced that they entered into a new 15 year license agreement covering various standards, including GSM, EDGE, CDMA, WCDMA, HSDPA, OFDM, WiMAX, LTE and other technologies. The agreement resulted in settlement of all litigation between the two companies.

Devices

•                  Further strengthening its Nokia Nseries range of mobile devices, Nokia announced and began shipments of the Nokia N78, Nokia N79, Nokia N85 and Nokia N96, and unveiled the flagship Nokia N97 mobile computer.

•                  Building out the Nokia Eseries range of mobile devices, Nokia announced and began shipments of the Nokia E63, Nokia E66 and Nokia E71.

•                  Nokia announced that Microsoft Exchange ActiveSync will be available in all Nokia S60 3rd Edition devices, as well as compatibility with IBM Lotus Notes Traveler on all Nokia S60 3rd Edition devices. These announcements enable access to over 80 percent of the world’s corporate email accounts.

•                  Nokia announced and began shipments of eight mobile devices with functions and features specially designed for consumers in emerging markets, starting with the Nokia 1202 and up to the Nokia 7100 Supernova.

•                  Nokia announced and began shipments of the Nokia 5800 XpressMusic, a mobile device optimized for music and featuring a 3.2 inch touch screen display with tactile feedback, a 3.2 megapixel camera and A-GPS functionality.

•                  Nokia announced and began shipments of the Nokia 6210 Navigator, the first Nokia GPS-enabled device with an integrated compass for pedestrian guidance, and the Nokia 6220 classic.

Services & Software

•                  Nokia announced that it is focusing on developing services in five core areas: music, maps, media, messaging and games.

•                  Nokia expanded Nokia Music Store, its digital music store, to a cumulative total of 12 across three continents in 2008, from one at the end of 2007.

•                  Nokia launched Comes With Music first in the United Kingdom, with the support of all major music labels - Universal Music Group International, Warner Music Group, Sony BMG Music Entertainment and EMI Group — numerous independent labels as well as music publishing rights.

•                  The number of titles available on the N-Gage mobile games service grew to 27 by the end of the year.

•                  Nokia updated Ovi.com with functionality for syncing your calendar, contacts, notes and tasks between a Nokia mobile device and www.ovi.com.

NAVTEQ

•                  NAVTEQ announced an industry strategy for map-enhanced ADAS (advanced driver assistance systems) using the Map-Enhanced Positioning Engine (MPE).

•                  NAVTEQ started providing both NAVTEQ Traffic RDS delivery service and NAVTEQ interactive advertising services for multiple Garmin devices (the nuvi 755T and 775T and nuvi 2x5 family). Together with Garmin, NAVTEQ is the first to bring an advertising supported, real-time traffic service to market in North America.

•                  NAVTEQ expanded its portfolio of dynamic content - or real-time data - to include flight status and fuel prices, leveraging leading dynamic distribution capabilities from traffic and camera alerts.

Nokia Siemens Networks

•                  Nokia Siemens Networks achieved substantially all of the EUR 2.0 billion of targeted annual cost synergies by the end of 2008.

•                  In November, Nokia Siemens Networks announced that it completed the preliminary planning process to identify the proposed remaining headcount reductions necessary to reach its previously announced synergy-related headcount adjustment goal of 9 000 and began the process of sharing those plans with employees and their representatives.

•                  At the Mobile World Congress 2008, Nokia Siemens Networks launched its LTE solution for radio and core networks, including the new Flexi Multimode Base Station, and in October announced that it had begun shipping LTE-compatible Flexi base stations.

•                  Nokia Siemens Networks demonstrated its technological leadership throughout the year with a number of industry-leading events: the launch of the industry’s first DWDM single optical platform serving Metro to Core; the world’s first demonstration of LTE-Advanced technology; a record-breaking 100 Gbps. transmission on a single wavelength for more than 1 040 kilometers over deployed field fiber (with Verizon); the worlds fastest IHSPA data call using a mobile device.

•                  Nokia Siemens Networks secured major 3G radio access deals all over the world, from the UK to Mexico and Brazil to Indonesia.

•                  Nokia Siemens Networks’ Services expanded its global remote delivery capability, delivering more than 200 projects across the world with successes including major event support ensuring network quality and performance, software upgrades and maintenance, and network monitoring and planning services.

•                  Nokia Siemens Networks continued to win major managed services deals including a breakthrough network operations agreement with Embarq Corporation in the United States.

•                  Demonstrating its ongoing commitment to developing innovative solutions for emerging markets, Nokia Siemens Networks launched its eCommerce rural trading platform with Fujian Mobile in China, and added internet capability to its Village Connection solution.

ACQUISITIONS AND DIVESTMENTS IN 2008

•                  On December 22, 2008, Nokia announced that it had signed an agreement to sell its security appliance business to Check Point Software Technologies. The disposal related to the renewal of Nokia’s business mobility strategy and discontinuance of developing and marketing its own behind-the-firewall business mobility solutions.

•                  On December 2, 2008, Nokia announced the completion of its acquisition of Symbian Limited, the company that develops and licenses Symbian OS, the market-leading operating system for mobile devices. The acquisition is an important step by Nokia and industry partners to develop Symbian OS into an open and unified mobile software platform, which will be licensed royalty-free and eventually move towards ‘open source’. Nokia and its partners plan to establish Symbian Foundation, an independent entity, to manage and unify the platform.

•                  On November 20, 2008, NAVTEQ announced an agreement to acquire T-Traffic Systems GmbH, a leading provider of traffic services in Germany. The acquisition was completed in January 2009.

•                  On November 4, 2008, Nokia announced the completion of its acquisition of OZ Communications, the leading consumer mobile messaging solution provider which delivers access to popular instant messaging and email services on consumer mobile devices.

•                  On July 15, 2008, Nokia announced the completion of its acquisition of Plazes AG, a context-aware social activity service provider, to help Nokia to accelerate its vision of bringing people and places closer together, in line with Nokia’s broader services strategy.

•                  On July 10, 2008, Nokia completed the acquisition of NAVTEQ, a leading provider of comprehensive digital map information. As part of Nokia, NAVTEQ continues to develop its world-class expertise in the navigation industry, service its strong customer base, and invest in the further development of its industry-leading map data and technology platform.

•                  On June 17, 2008, Nokia announced the completion of its acquisition of Trolltech ASA, a recognized software provider with world-class software development platforms and frameworks. Trolltech now operates as Qt Software, taking its new name from its Qt technology that forms the basis for tens of thousands of commercial and open source applications.

•                  On May 15, 2008, Nokia announced the completion of its disposal of Identity Systems to Informatica Corporation.

•                  On February 11, 2008, Nokia Siemens Networks announced that it had completed the acquisition of Apertio Ltd., a leading provider of open real-time subscriber data platforms and applications.

•                  On January 7, 2008, Nokia Siemens Networks announced the completion of the acquisition of Carrier Ethernet specialist Atrica.

PERSONNEL

The average number of employees during 2008 was 120 066. At December 31, 2008, Nokia employed a total of 128 445 people (112 262 people at December 31, 2007).

SHARES

The total number of Nokia shares at December 31, 2008 was 3 800 948 552. At December 31, 2008, Nokia and its subsidiary companies owned 103 076 379 Nokia shares, representing approximately 2.7 % of the total number of Nokia shares and the total voting rights.

DIVIDEND

Nokia’s Board of Directors will propose a dividend of EUR 0.40 per share for 2008.

CONSOLIDATED PROFIT AND LOSS ACCOUNT, EUR million

(reported and non-IFRS 1-12/2008 unaudited, reported 1-12/2007 audited, non-IFRS 1-12/2007 unaudited)

	Reported	Reported	Non-IFRS	Non-IFRS
	1-12/2008	1-12/2007	1-12/2008	1-12/2007

Net sales	50 710	51 058	50 722	51 108
Cost of sales	-33 337	-33 781	-32 935	-33 290

Gross profit	17 373	17 277	17 787	17 818
Research and development expenses	-5 968	-5 636	-5 418	-5 061
Selling and marketing expenses	-4 380	-4 379	-4 039	-4 016
Administrative and general expenses	-1 284	-1 165	-1 121	-1 019
Other income	420	2 312	355	252
Other expenses	-1 195	-424	-531	-277

Operating profit	4 966	7 985	7 033	7 697
Share of results of associated companies	6	44	6	44
Financial income and expenses	-2	239	-2	239

Profit before tax	4 970	8 268	7 037	7 980
Tax	-1 081	-1 522	-1 674	-2 034

Profit before minority interests	3 889	6 746	5 363	5 946
Minority interests	99	459	-287	-96

Profit attributable to equity holders of the parent	3 988	7 205	5 076	5 850

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	1.07	1.85	1.36	1.51
Diluted	1.05	1.83	1.34	1.49

Average number of shares (1 000 shares)
Basic	3 743 622	3 885 408	3 743 622	3 885 408
Diluted	3 780 363	3 932 008	3 780 363	3 932 008

Depreciation and amortization, total	1 617	1206	923	856

Share-based compensation expense, total	67	236	67	236

DEVICES & SERVICES, EUR million

(reported and non-IFRS 1-12/2008 unaudited, reported 1-12/2007 audited, non-IFRS 1-12/2007 unaudited)

	Reported 1-12/2008	Special items & PPA 1-12/2008	Non- IFRS 1-12/2008	Reported 1-12/2007	Special items & PPA 1-12/2007	Non-IFRS 1-12/2007

Net sales	35 099	—	35 099	37 705	—	37 705
Cost of sales	-22 360	—	-22 360	-23 959	—	-23 959

Gross profit	12 739	—	12 739	13 746	—	13 746
% of net sales	36.3		36.3	36.5		36.5

Research and development expenses (1)	-3 127	153	-2 974	-2 879	—	-2 879
% of net sales	8.9		8.5	7.6		7.6

Selling and marketing expenses (2)	-2 847	12	-2 835	-2 981	—	-2 981
% of net sales	8.1		8.1	7.9		7.9

Administrative and general expenses	-429	—	-429	-303	—	-303
% of net sales	1.2		1.2	0.8		0.8

Other income and expenses (3)	-520	392	-128	1	4	5

Operating profit	5 816	557	6 373	7 584	4	7 588
% of net sales	16.6		18.2	20.1		20.1

(1) EUR 153 million in Q4/08 representing the contribution of assets to Symbian Foundation.

(2) EUR 12 million in Q4/08 representing the contribution of assets to Symbian Foundation.

(3) Restructuring charges of EUR 392 million in 2008. Restructuring charges of EUR 57 million and gain on business transfer EUR 53 million in 2007.

NAVTEQ, EUR million

(reported and non-IFRS 1-12/2008 unaudited, reported 1-12/2007 audited, non-IFRS 1-12/2007 unaudited)

	Reported 1-12/2008	Special items & PPA 1-12/2008	Non-IFRS 1-12/2008

Net sales	361	2	363
Cost of sales (1)	-43		-43

Gross profit	318	2	320
% of net sales	88.1		88.2

Research and development expenses (2)	-332	171	-161
% of net sales	92.0		44.4

Selling and marketing expenses (3)	-109	57	-52
% of net sales	30.2		14.3

Administrative and general expenses	-30		-30
% of net sales	8.3		8.3

Other income and expenses	0	5	5

Operating profit	-153	235	82
% of net sales	-42.4		22.6

(1) Deferred revenue related to acquisitions of EUR 2 million in 2008.

(2) Amortization of acquired intangibles of EUR 171 million in 2008.

(3) Amortization of acquired intangibles of EUR 57 million in 2008.

(4) Restructuring charges of EUR 5 million in 2008.

NOKIA SIEMENS NETWORKS, EUR million

(reported and non-IFRS 1-12/2008 unaudited, reported 1-12/2007 audited, non-IFRS 1-12/2007 unaudited)

	Reported 1-12/2008	Special items & PPA 1-12/2008	Non- IFRS 1-12/2008	Reported 1-12/2007	Special items & PPA 1-12/2007	Non-IFRS 1-12/2007

Net sales (1)	15 309	10	15 319	13 393	50	13 443
Cost of sales (2)	-10 993	402	-10 591	-9 876	491	-9 385

Gross profit	4 316	412	4 728	3 517	541	4 058
% of net sales	28.2		30.9	26.3		30.2

Research and development expenses (3)	-2 500	226	-2 274	-2 746	575	-2 171
% of net sales	16.3		14.8	20.5		16.1

Selling and marketing expenses (4)	-1 421	272	-1 149	-1 394	363	-1 031
% of net sales	9.3		7.5	10.4		7.7

Administrative and general expenses (5)	-689	163	-526	-701	146	-555
% of net sales	4.5		3.4	5.2		4.2

Other income and expenses (6)	-7	-15	-22	16	14	30

Operating profit	-301	1 058	757	-1 308	1 639	331
% of net sales	-2.0		4.9	-9.8		2.5

(1) Deferred revenue related to acquisitions of EUR 10 million in 2008.  Deferred revenue related to acquisitions of EUR 42 million and EUR 8 million related to restructuring in 2007.

(2) Restructuring charges of EUR 402 million in 2008 and of EUR 309 million in 2007. Amortization of acquired intangibles of EUR 182 million in Q4/07.

(3) Restructuring charges of EUR 46 million and amortization of acquired intangibles of EUR 180 million in 2008.  Restructuring charges of EUR 439 million and amortization of acquired intangibles of EUR 136 million in 2007.

(4) Reversal of restructuring charges of EUR 14 million and amortization of acquired intangibles of EUR 286 million in 2008. Restructuring charges of EUR 149 million and amortization of acquired intangibles of EUR 214 million in 2007.

(5) Restructuring charges of EUR 163 million in 2008 and of EUR 146 million in 2007.

(6) Restructuring charges of EUR 49 million in 2008 and of EUR 59 million in 2007. Gain on transfer of Finnish pension liability of EUR 65 million in 2008. Gain on sale of real estate EUR 53 million, Nokia Siemens Networks incremental expense of EUR 12 million and PPA related other income of EUR 4 million in 2007.

GROUP COMMON FUNCTIONS, EUR million

(reported and non-IFRS 1-12/2008 unaudited, reported 1-12/2007 audited, non-IFRS 1-12/2007 unaudited)

	Reported 1-12/2008	Special items & PPA 1-12/2008	Non- IFRS 1-12/2008	Reported 1-12/2007	Special items & PPA 1-12/2007	Non-IFRS 1-12/2007

Net sales	—	—	—	41	—	41
Cost of sales	—	—	—	-27	—	-27

Gross profit	—	—	—	14	—	14

Research and development expenses	-9	—	-9	-11	—	-11

Selling and marketing expenses	-3	—	-3	-4	—	-4

Administrative and general expenses	-136	—	-136	-161	—	-161

Other income and expenses (1)	-248	217	-31	1 871	-1 931	-60

Operating profit	-396	217	-179	1 709	-1 931	-222

(1) Loss on transfer of Finnish pension liability of EUR 217 million in 2008. Gain on formation of Nokia Siemens Networks of EUR 1879 million, gain on sale of real estate EUR 75 million and Nokia Siemens Networks related post-acquisition carve-out expenses of EUR 23 million in 2007.

CONSOLIDATED PROFIT AND LOSS ACCOUNT, EUR million

(unaudited)

NOKIA GROUP

	Reported 1-12/2008	Special items & PPA 1-12/2008	Non-IFRS 1-12/2008	Reported 1-12/2007	Special items & PPA 1-12/2007	Non-IFRS 1-12/2007

Net sales (1)	50 710	12	50 722	51 058	50	51 108
Cost of sales (2)	-33 337	402	-32 935	-33 781	491	-33 290

Gross profit	17 373	414	17 787	17 277	541	17 818
% of net sales	34.3		35.1	33.8		34.9

Research and development expenses (3)	-5 968	550	-5 418	-5 636	575	-5 061
% of net sales	11.8		11.0	11.0		9.9

Selling and marketing expenses (4)	-4 380	341	-4 039	-4 379	363	-4 016
% of net sales	8.6		8.0	8.6		7.9

Administrative and general expenses (5)	-1 284	163	-1 121	-1 165	146	-1 019
% of net sales	2.5		2.2	2.3		2.0

Other income and expenses (6)	-775	599	-176	1 888	-1 913	-25

Operating profit	4 966	2 067	7 033	7 985	-288	7 697
% of net sales	9.8		13.9	15.6		15.1

Share of results of associated companies	6	—	6	44	—	44
Financial income and expenses	-2	—	-2	239	—	239

Profit before tax	4 970	2 067	7 037	8 268	-288	7 980
Tax	-1081	-593	-1 674	-1522	-512	-2 034

Profit before minority interests	3 889	1 474	5 363	6 746	-800	5 946
Minority interests	99	-386	-287	459	-555	-96

Profit attributable to equity holders of the parent	3 988	1 088	5 076	7 205	-1 355	5 850

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	1.07		1.36	1.85		1.51
Diluted	1.05		1.34	1.83		1.49

Average number of shares
(1 000 shares)
Basic	3 743 622		3 743 622	3 885 408		3 885 409
Diluted	3 780 363		3 780 363	3 932 008		3 932 008

Depreciation and amortization, total	1 617	-695	922	1206	-350	856

Share-based compensation expense, total	67	—	67	236	—	236

(1) Deferred revenue related to acquisitions of EUR 12 million in 2008. Deferred revenue related to acquisitions of EUR 42 million and EUR 8 million related to restructuring in 2007.

(2) Restructuring charges of EUR 402 million in 2008 and restructuring charges of EUR 309 million in 2007. Amortization of acquired intangibles of EUR 224 million in 2007.

(3) Restructuring charges of EUR 46 million and amortization of acquired intangibles of EUR 351 million in 2008.

Restructuring charges of EUR 439 million and amortization of acquired intangibles of EUR 136 million in 2007.

(4) Reversal of restructuring charges of EUR 14 million, amortization of acquired intangibles of EUR 343 million and EUR 12 million retirement representing the contribution of assets to Symbian Foundation in 2008. Restructuring charges of EUR 149 million and amortization of acquired intangibles of EUR 214 million in 2007.

(5) Restructuring charges of EUR 163 million in 2008 and EUR 146 million in 2007.

(6) Restructuring charges of EUR 446 million, amortization of acquired intangibles of EUR 1 million and transfer of pension liability of EUR 152 million in 2008. Restructuring charges of EUR 116 million, gain on sale of real estate EUR 53 million, gain on business transfer of EUR 53 million, gain on formation of Nokia Siemens Networks of EUR 1879 million, Nokia Siemens Networks incremental expense of EUR 12 million and PPA related other income EUR 4 million in 2007.

CONSOLIDATED PROFIT AND LOSS ACCOUNT, EUR million

(1-12/2008 unaudited, 1-12/2007 audited)

	1-12/2008*	1-12/2007

Net sales	50 710	51 058
Cost of sales	-33 337	-33 781

Gross profit	17 373	17 277
Research and development expenses	-5 968	-5 636
Selling and marketing expenses	-4 380	-4 379
Administrative and general expenses	-1 284	-1 165
Other income	420	2 312
Other expenses	-1 195	-424

Operating profit	4 966	7 985
Share of results of associated companies	6	44
Financial income and expenses	-2	239

Profit before tax	4 970	8 268
Tax	-1 081	-1 522

Profit before minority interests	3 889	6 746
Minority interests	99	459

Profit attributable to equity holders of the parent	3 988	7 205

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	1.07	1.85
Diluted	1.05	1.83

Average number of shares (1 000 shares)
Basic	3 743 622	3 885 408
Diluted	3 780 363	3 932 008

Depreciation and amortization, total	1 617	1206

Share-based compensation expense, total	67	236

CONSOLIDATED BALANCE SHEET, IFRS, EUR million (31.12.2008 unaudited, 31.12.2007 audited)

	31.12.2008*	31.12.2007
ASSETS
Non-current assets
Capitalized development costs	244	378
Goodwill	6 257	1 384
Other intangible assets	3 913	2 358
Property, plant and equipment	2 090	1 912
Investments in associated companies	96	325
Available-for-sale investments	512	341
Deferred tax assets	1 963	1 553
Long-term loans receivable	27	10
Other non-current assets	10	44
	15 112	8 305
Current assets
Inventories	2 533	2 876
Accounts receivable	9 444	11 200
Prepaid expenses and accrued income	4 538	3 070
Current portion of long-term loans receivable	101	156
Other financial assets	1 034	239
Available-for-sale investments, liquid assets	1 272	4 903
Available-for-sale investments, cash equivalents	3 842	4 725
Bank and cash	1 706	2 125
	24 470	29 294

Total assets	39 582	37 599

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246
Share issue premium	442	644
Treasury shares	-1 881	-3 146
Translation differences	341	-163
Fair value and other reserves	62	23
Reserve for invested non-restricted equity	3 306	3 299
Retained earnings	11 692	13 870
	14 208	14 773
Minority interests	2 302	2 565
Total equity	16 510	17 338

Non-current liabilities
Long-term interest-bearing liabilities	861	203
Deferred tax liabilities	1 787	963
Other long-term liabilities	69	119
	2 717	1 285
Current liabilities
Current portion of long-term loans	13	173
Short-term borrowing	3 578	714
Other financial liabilities	924	184
Accounts payable	5 225	7 074
Accrued expenses	7 023	7 114
Provisions	3 592	3 717
	20 355	18 976
Total shareholders’ equity and liabilities	39 582	37 599
Interest-bearing liabilities	4 452	1 274
Shareholders’ equity per share, EUR	3.84	3.84
Number of shares (1 000 shares) (1)	3 697 872	3 845 950

(1) Shares owned by Group companies are excluded.

CONSOLIDATED CASH FLOW STATEMENT, IFRS, EUR million

(1-12/2008 unaudited, 1-12/2007 audited)

	1-12/2008*	1-12/2007
Cash flow from operating activities
Profit attributable to equity holders of the parent	3 988	7 205
Adjustments, total	3 469	1 269
Change in net working capital	-2 546	605
Cash generated from operations	4 911	9 079
Interest received	416	362
Interest paid	-155	-59
Other financial income and expenses, net received	-195	-43
Income taxes paid	-1 780	-1 457
Net cash from operating activities	3 197	7 882

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	-5 962	253
Purchase of current available-for-sale investments, liquid assets	-669	-4 798
Purchase of non-current available-for-sale investments	-121	-126
Purchase of shares in associated companies	-24	-25
Additions to capitalized development costs	-131	-157
Long-term loans made to customers	10	-261
Proceeds from repayment and sale of long-term loans receivable	119	163
Proceeds from (+) / payment of (-) other long-term loans receivable	-1	5
Proceeds from (+) / payment of (-) short-term loans receivable	-15	-119
Capital expenditures	-889	-715
Proceeds from disposal of shares in associated companies	3	6
Proceeds from disposal of businesses	41	—
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	4 664	4 930
Proceeds from sale of non-current available-for-sale investments	10	50
Proceeds form sale of fixed assets	54	72
Dividends received	6	12
Net cash used in investing activities	-2 905	-710

Cash flow from financing activities
Proceeds from stock option exercises	53	987
Purchase of treasury shares	-3 121	-3 819
Proceeds from long-term borrowings	714	115
Repayment of long-term borrowings	-34	-16
Proceeds from (+) / payment of (-) short-term borrowings	2 891	661
Dividends paid	-2 048	-1 760
Net cash used in financing activities	-1 545	-3 832

Foreign exchange adjustment	-49	-15
Net increase (+) / decrease (-) in cash and cash equivalents	-1 302	3 325
Cash and cash equivalents at beginning of period	6 850	3 525
Cash and cash equivalents at end of period	5 548	6 850

NB: The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million

(31.12.2008 unaudited, 31.12.2007 audited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Before minority	Minority interest	Total equity
Balance at December 31, 2006	246	2 707	-2 060	-34	-14	—	11 123	11 968	92	12 060
Excess tax benefit on share-based compensation		128						128		128
Translation differences				-167				-167	16	-151
Net investment hedge gains, net				38				38		38
Cash flow hedges, net of tax					-11			-11		-11
Available-for-sale investments, net of tax					48			48		48
Other decrease, net							-40	-40		-40
Profit							7 205	7 205	-459	6 746
Total recognized income and expense	—	128	—	-129	37	—	7 165	7 201	-443	6 758
Stock options exercised		46				932		978		978
Stock options exercised related to acquisitions		-3						-3		-3
Share-based compensation		228						228		228
Settlement of performance shares		-104	58			9		-37		-37
Acquisition of treasury shares			-3 884					-3 884		-3 884
Reissuance of treasury shares			7					7		7
Cancellation of treasury shares			2 733				-2 733	—		—
Share premium reduction and transfer		-2 358				2 358		—		—
Dividend							-1 685	-1 685	-75	-1 760
Minority interest on formation of Nokia Siemens Networks								—	2 991	2 991
Total other equity movements	—	-2 191	-1 086	—	—	3 299	-4 418	-4 396	2 916	-1 480
Balance at December 31, 2007	246	644	-3 146	-163	23	3 299	13 870	14 773	2 565	17 338
Tax benefit on stock options exercised		4						4		4
Excess tax benefit on share-based compensation		-121						-121		-121
Translation differences				595				595		595
Net investment hedge losses, net				-91				-91		-91
Cash flow hedges, net of tax					35			35		35
Available-for-sale investments, net of tax					4			4		4
Other decrease, net							46	46		46
Profit							3 988	3 988	-99	3 889
Total recognized income and expense	—	-117	—	504	39	—	4 034	4 460	-99	4 361
Stock options exercised						51		51		51
Stock options exercised related to acquisitions		1						1		1
Share-based compensation		74						74		74
Settlement of performance shares		-179	154			-44		-69		-69
Acquisition of treasury shares			-3 123					-3 123		-3 123
Reissuance of treasury shares			2					2		2
Cancellation of treasury shares			4 232				-4 232	—		—
Dividend							-1 992	-1 992	-35	-2 027
Acquisitions and other changes in minority interests								—	-129	-129
Vested portion of share-based payment awards related to acquisitions		19						19		19
Acquisition of Symbian							12	12		12
Total of other equity movements	—	-85	1 265	—	—	7	-6 212	-5 025	-164	-5 189
Balance at December 31, 2008*	246	442	-1 881	341	62	3 306	11 692	14 208	2 302	16 510

COMMITMENTS AND CONTINGENCIES, EUR million

(31.12.2008 unaudited, 31.12.2007 audited)

	GROUP
	31.12.08*	31.12.07

Collateral for own commitments	18	18
Property under mortgages	11	29
Assets pledged

Contingent liabilities on behalf of Group companies
Guarantees for loans	—	—
Other guarantees	2 896	2 563

Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties	2	130
Other guarantees	1	1

Leasing obligations	1 156	998

Financing commitments
Customer finance commitments	197	270
Venture fund commitments	467	251

1 EUR = 1.392 USD

*All reported 2008 figures are unaudited and the auditors have not yet issued their report for Nokia’s financial statements for 2008.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and the related financial crisis and their impacts on us, our customers, suppliers, and collaborative partners; 2) competitiveness of our product, service and solutions portfolio; 3) the extent of the growth of the mobile communications industry; 4) the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 10) our ability to protect numerous Nokia and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 11) Nokia Siemens Networks’ ability to achieve the expected benefits and synergies from its formation to the extent and within the time period anticipated and to successfully integrate its operations, personnel and supporting activities; 12) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 13) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 14) occurrence of any actual or even alleged defects or other quality issues in our products, services and solutions; 15) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 16) inventory management risks resulting from shifts in market demand; 17) our ability to source sufficient amounts of fully functional components and sub-assemblies without interruption and at acceptable prices; 18) any disruption to information technology systems and networks that our operations rely on; 19) developments under large, multi-year contracts or in relation to major customers; 20) economic or political turmoil in emerging market countries where we do business; 21) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 22) the success, financial condition and performance of our collaboration partners, suppliers and customers; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; 28) the impact of changes in government policies, laws or regulations; and 29) our ability to effectively and smoothly implement our new organizational structure; as well as the risk factors specified on pages 10-25 of Nokia’s annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki – January 22, 2009

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 914 368 0555

•                  Nokia plans to report its quarterly results in 2009 on the following dates: Q1 on April 16, Q2 on July 16 and Q3 on October 15, 2009.

•                  Nokia plans to publish its annual report, Nokia in 2008, in week 12 of 2009 on its website, www.nokia.com.

•                  The Annual General Meeting will be held on April 23, 2009.

www.nokia.com

STOCK EXCHANGE RELEASE

January 22, 2009

Nokia Corporation

Stock Exchange Release

January 22, 2009 at 13.15 (CET +1)

Nokia Board of Directors convenes Annual General Meeting 2009

Corporate Governance and Nomination Committee’s proposals for Board composition and remuneration

Espoo, Finland - Nokia announced today that Nokia Board of Directors has resolved to convene the Annual General Meeting on April 23, 2009 and that the Board and its Committees will submit the below proposals to the Annual General Meeting.

• Proposal to pay a dividend of EUR 0.40 per share

• Isabel Marey-Semper, CFO, EVP responsible for Strategy at PSA Peugeot Citroën, proposed as new member of the Board

• Board remuneration proposed to stay the same as in 2008

• Proposal to authorize the Board to repurchase shares to maintain flexibility but with no current plans to repurchase shares in 2009

• External auditor proposed to be re-elected

Proposal to pay a dividend

Nokia’s Board of Directors will propose to the Annual General Meeting on April 23, 2009 that a dividend of EUR 0.40 per share be paid from the fiscal year 2008. The dividend ex-date would be April 24, 2009, the record date April 28, 2009 and the pay date on or about May 13, 2009. The actual dividend pay date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments.

Proposals on Board composition and remuneration

The Board’s Corporate Governance and Nomination Committee will propose to the Annual General Meeting on April 23, 2009 that the number of Board members be eleven and that all current Board members be re-elected as members of the Nokia Board of Directors for a term until the close of the Annual General Meeting in 2010: Georg Ehrnrooth, Lalita D. Gupte, Bengt Holmström, Henning Kagermann, Olli-Pekka Kallasvuo, Per Karlsson, Jorma Ollila, Marjorie Scardino, Risto Siilasmaa and Keijo Suila.

In addition, the Committee will propose that Isabel Marey-Semper be elected as a new member of the Nokia Board for the same term, ie as from the Annual General Meeting in 2009 until the close of the Annual General Meeting in 2010. Ms. Marey-Semper is Chief Financial Officer, EVP responsible for Strategy at PSA Peugeot Citroën. With PhD in neuro-pharmacology and MBA as educational background, she has a diverse working experience, including Chief Operating Officer of the Intellectual Property and Licensing Business Unit of Thomson and Vice President, Corporate Planning at Saint-Gobain.

As to the Board remuneration, the Corporate Governance and Nomination Committee will propose that the annual fee payable to the Board members elected at the Annual General Meeting on April 23, 2009 for the term until the close of the Annual General Meeting in 2010 be unchanged from 2008 and be as follows: EUR 440 000 for the Chairman, EUR 150 000 for the Vice Chairman, and EUR 130 000 for each member; for the Chairman of the Audit Committee and the Chairman of the Personnel Committee an additional annual fee of EUR 25 000; and for each member of the Audit Committee an additional annual fee of EUR 10 000. Further, the Corporate

Governance and Nomination Committee will propose that approximately 40% of the remuneration be paid in Nokia Corporation shares purchased from the market.

Other proposals to the Annual General Meeting 2009

The Board of Directors will propose that the Annual General Meeting authorized the Board to resolve to repurchase a maximum of 360 million Nokia shares. The proposed maximum number of shares corresponds to less than 10 per cent of all the shares of the Company. The shares may be repurchased in order to develop the capital structure of the Company. In addition, the shares may be repurchased in order to finance or carry out acquisitions or other arrangements, to settle the Company’s equity-based incentive plans, to be transferred for other purposes, or to be cancelled. The shares may be repurchased either through a tender offer made to all shareholders on equal terms, or through public trading from the market. The authorization is proposed to be effective until June 30, 2010 and it is proposed to terminate the corresponding authorization resolved by the Annual General Meeting on May 8, 2008.

The repurchase authorization is proposed to maintain flexibility, but the Board has no current plans for repurchases during 2009. The Board intends to cancel a majority of the shares held by the Company prior to the Annual General Meeting 2009.

The Board’s Audit Committee will propose to the Annual General Meeting on April 23, 2009 that PricewaterhouseCoopers Oy be re-elected as the Company’s auditor, and that the auditor be reimbursed according to the invoice, and in compliance with the purchase policy approved by the Audit Committee.

The complete proposals by the Board and its Committees to the Annual General Meeting on April 23, 2009 will be available on Nokia’s website at www.nokia.com/agm. The proposals will be included in the notice to the Annual General Meeting which will be published later.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and the related financial crisis and their impacts on us, our customers, suppliers, and collaborative partners; 2) competitiveness of our product, service and solutions portfolio; 3) the extent of the growth of the mobile communications industry; 4) the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 10) our ability to protect numerous Nokia and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 11) Nokia Siemens Networks’ ability to achieve the expected benefits and synergies from its formation to the extent and within the time period anticipated and to successfully integrate its operations, personnel and supporting activities; 12) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 13) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 14) occurrence of any actual or even alleged defects or other quality issues in our products, services and solutions; 15) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 16) inventory management risks resulting from shifts in market demand; 17) our ability to source sufficient amounts of fully functional components and sub-assemblies without interruption and at acceptable prices; 18) any disruption to information technology systems and networks that our operations rely on; 19) developments under large, multi-year contracts or in relation to major customers; 20) economic or political turmoil in emerging market countries where we do business; 21) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 22) the success, financial condition and performance of our collaboration partners, suppliers and customers; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; 28) the impact of changes in government policies, laws or regulations; and 29) our ability to effectively and smoothly implement our new organizational structure; as well as the risk factors specified on pages 10-25 of Nokia’s annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media and Investor Contacts:

Nokia

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Tel. +358 7180 34900

Email: press.services@nokia.com

Investor Relations Europe

Tel. +358 7180 34289

Investor Relations US

Tel. +1 914 368 0555

www.nokia.com

STOCK EXCHANGE RELEASE

January 22, 2009

Nokia Corporation

Stock Exchange Release

January 22, 2009 at 13:30 (CET +1)

Nokia Board of Directors approves Nokia Equity Program 2009 in line with the previous years’ practice

Issuance of shares under Performance Share Plan 2006

Espoo, Finland – Nokia announced today that Nokia Board of Directors has approved Nokia Equity Program 2009, which, following previous years’ practice, has the below structure:

• Performance Shares - offered as the main equity-based incentive to approximately 6 500 employees;

• Stock options - used on a limited basis for senior managers;

• Restricted Shares - only a small number granted to high potential and critical employees.

The Equity Program 2009 will focus on rewarding achievement and retaining critical talent, like Nokia equity programs of previous years.  Similarly it intends to align the potential value received by the participants directly with the long-term performance of the company, thus aligning the participants’ interests also with the shareholders’ interests.

Under Nokia Performance Share Plan 2009, Nokia shares will be delivered provided that the Company’s performance reaches at least one of the required threshold levels measured by two independent performance criteria. The performance criteria are as follows:

Performance Criteria	Threshold		Maximum
Average annual net sales growth during the performance period	-5%		10%
Earnings per share (EPS) (diluted, non-IFRS) in 2011	EUR	1.01	EUR	1.53

The Performance Share Plan 2009 has a three year performance period 2009-2011.

The grant of Performance Shares in 2009 may result in an aggregate maximum payout of 18 million Nokia shares, should the maximum level for both performance criteria be met.

As part of Nokia Equity Program 2009, stock options will be granted under Nokia Stock Option Plan 2007 approved by the Annual General Meeting 2007. The total size of Nokia Stock Option Plan 2007 is 20 million stock options, which can be granted during 2007 - 2010. The grant in 2009 is planned to be maximum 7 million stock options.

Restricted Shares under Nokia Equity Program 2009 will have a three-year restriction period and the shares will be delivered mainly in 2012. The grant of Restricted Shares in 2009 may result in an aggregate maximum payout of 5 million Nokia shares.

As of December 31, 2008, the total maximum dilution effect of Nokia’s equity incentives currently outstanding, assuming that the performance shares are delivered at maximum level, is approximately 2.0 per cent. The potential maximum effect of the Nokia Equity Program 2009 will be approximately another 0.6 per cent.

Issuance of shares held by the Company

Nokia Board of Directors has resolved to issue 5 200 000 Nokia shares (NOK1V) held by the Company to be used as settlement of its obligations for grants made to over 11 000 plan participants, employees of Nokia, under the Performance Share Plan 2006.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and the related financial crisis and their impacts on us, our customers, suppliers, and collaborative partners; 2) competitiveness of our product, service and solutions portfolio; 3) the extent of the growth of the mobile communications industry; 4) the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 10) our ability to protect numerous Nokia and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 11) Nokia Siemens Networks’ ability to achieve the expected benefits and synergies from its formation to the extent and within the time period anticipated and to successfully integrate its operations, personnel and supporting activities; 12) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 13) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 14) occurrence of any actual or even alleged defects or other quality issues in our products, services and solutions; 15) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 16) inventory management risks resulting from shifts in market demand; 17) our ability to source sufficient amounts of fully functional components and sub-assemblies without interruption and at acceptable prices; 18) any disruption to information technology systems and networks that our operations rely on; 19) developments under large, multi-year contracts or in relation to major customers; 20) economic or political turmoil in emerging market countries where we do business; 21) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 22) the success, financial condition and performance of our collaboration partners, suppliers and customers; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; 28) the impact of changes in government policies, laws or regulations; and 29) our ability to effectively and smoothly implement our new organizational structure; as well as the risk factors specified on pages 10-25 of Nokia’s annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media and Investor Contacts:

Nokia

Corporate Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

Investor Relations Europe

Tel. +358 7180 34289

Investor Relations US

Tel. +1 914 368 0555

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2009	Nokia Corporation

By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel